02050379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the month of July, 2002

International Thunderbird Gaming Corporation

16885 West Bernardo Dr., Suite 100, San Diego, CA 92127
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: July 31, 2002

Jack R. Mitchell
Jack R. Mitchell, President & CEO

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **July 2, 2002**

Contact: Investor Relations
e-mail: info@thunderbirdgaming.com

Update Following Annual General Meeting

San Diego, California - July 2, 2002 - International Thunderbird Gaming Corporation is pleased to announce that Salomon Guggenheim of Zurich, Switzerland and Jean Duval of Carignan, Quebec have been appointed to the board of directors of the Corporation, effective June 28, 2002. These appointments fill vacancies on the board left by Dave Michelson, the Chief Financial Officer and Secretary of the Company, who advised the Company that he would not stand for re-election as a director at the Annual Meeting of the Company held on June 20, 2002, and by Clay Hardin, who resigned as a director to create a vacancy to permit these appointments. Both Mr. Michelson and Mr. Hardin continue as officers of the Company.

As a result of these changes, the board now consists of five directors who are Jack R. Mitchell and Albert W. Atallah, both officers of the Company, Jorge Montano of Mexico City and Messrs. Guggenheim and Duval, the latter three being outside directors with diverse business backgrounds.

The new board has confirmed the reappointments of Mr. Mitchell as President and Chief Executive Office, Mr. Atallah as Chief Operating Officer and General Counsel, Mr. Hardin as Vice President Operations and Dave Michelson as Chief Financial Officer and Secretary.

The management of the Company believes that these appointments resolve the proxy fight threatened by certain dissident shareholders. In this threatened action, Alex Winch, the former Chairman of the Board of the Corporation, notified Mr. Mitchell and Mr. Atallah that he was leading a group of dissident shareholders who were requesting the resignation of all of the directors of the Corporation in favour of their appointees to the board failing which they intended to solicit proxies from all shareholders to appoint their slate of nominees to the board to replace the existing directors. They further advised that if the existing board would not agree to their request and they were subsequently successful in electing their nominees to the board, they would terminate the employment of all of the officers without severance and relocate the head office of the Company to Toronto. Mr. Winch represented to Mr. Mitchell and Mr. Atallah that he had the support of shareholders holding a sufficient number of shares of the Company to carry out his objectives. After making these demands and contacting a number of the Company's

16885 West Bernardo Dr., Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

business partners and lenders, the dissidents concluded that they would not be in a position to carry on successfully the various Company's business relationships without the existing management, and Mr. Winch withdrew his demands. This led to subsequent discussions between the existing management and Mr. Guggenheim, who Mr. Winch had requested be part of his dissident group, and he agreed to join the board. Mr. Duval, a long time shareholder of the Company, was recommended to the Company by other sources. The management expects a good working relationship with both of the new directors.

The disruption in management caused by the dissident group has led the Company's primary lender and development partner, MRG Entertainment LLC, to serve notices of default in respect of loans totaling $2,880,000 made by MRG and its affiliates to the Company. The Notices claim a default on the basis of a "change of control" in management and in the composition of the board of directors. The loan documents provide the Company with a 30 day period to cure defaults, and the reconstitution of the board and reappointments of the officers of the Company referred to above rectify the circumstances on which default was claimed within the 30 day cure period.

The Company will not proceed with the proposed merger of its Nicaraguan operations with the Nicaraguan operations of Hopewell Limited. The disruption of management by the dissident group occurred during the Company's due diligence investigations of the Hopewell transaction and adversely affected the Company's relationship with MRG, to whom the Company had applied for its financing in respect of the transaction. Although these factors impacted the transaction negatively, the management of the Company had become concerned during the due diligence process as to the compatibility of the managements of the two companies, leading to a mutual decision by the Company and Hopewell that it was in neither company's best interest to proceed with the merger.

In a matter unrelated to the recent management issues, the Company has entered into a settlement with the Hopland Band of Pomo Indians relating to claims made by the Company in respect of the termination of the Company's revenue sharing arrangement with the Band's gaming facility operated by the Band in California which occurred in 1998. Under the terms of the settlement, the Band will pay the Company a total of $750,000, either in one lump sum if and when the Band successfully completes a certain financing but in any event, over a 15 month period at the rate of $50,000 per month without interest or over a period of 36 months with interest at 12%. In either case, the payments will commence on August 1, 2002 and the Band will advise the Company whether it is electing the 15-month period or the 36-month period prior to that time.

As a result of the disruptions to management which occurred due to the threat of the dissident proxy fight, the Toronto Stock Exchange halted trading in the common shares of the Company on June 10, 2002 pending clarification of the Company's affairs. The TSX has advised the Company that it is reviewing the eligibility for continued listing of the common shares of the Company on the TSX.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. The Company's shares trade on the Toronto Stock Exchange under the symbol INB. For further information regarding this press release contact Albert Atallah at (858) 451-3637.

Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com <http://www.thunderbirdgaming.com>.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.